Exhibit 99.1

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

F-1

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except for number of shares)

	As of
	September 30,	March 31,
	2024	2024
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash	$17,456,245	$17,832,991
Accounts receivable, net	14,285	7,343
Prepayments	202,472	1,000,744
Other receivables	34,020	33,745
Total current assets	17,707,022	18,874,823
Non-current assets
Long-term investment	16,940,782	17,393,830
Property and equipment, net	45,791	54,430
Total non-current assets	16,986,573	17,448,260
TOTAL ASSETS	$34,693,595	$36,323,083
LIABILITIES
Current liabilities
Taxes payable	194,069	194,559
Amounts due to a related party	58,571	52,936
Accrued expenses	1,718,692	1,214,885
Deferred revenue-current	12,039	111,630
Note due to a related party	100,115	—
Total current liabilities	2,083,486	1,574,010
Non-current liabilities
Long-term loans	13,416,162	13,250,516
Total non-current liabilities	13,416,162	13,250,516
TOTAL LIABILITIES	$15,499,648	$14,824,526
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 15,929,451 and 15,449,451 shares issued and outstanding as of September 30, 2024 and March 31, 2024, respectively	3,186	3,090
Additional paid-in capital	19,492,001	19,055,297
Statutory reserve	745,590	745,590
Retained Earning	453,320	3,389,754
Accumulated other comprehensive loss	(1,500,150)	(1,695,174)
TOTAL SHAREHOLDERS’ EQUITY	19,193,947	21,498,557
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$34,693,595	$36,323,083

The accompanying notes are an integral part of these consolidated financial statements.

F-2

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in US$, except for number of shares)

	For the six months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue	$119,018	$1,493,709
Cost of revenue	(733,191)	(944,347)
Gross (loss)/profit	(614,173)	549,362

Operating expenses:
Selling and marketing expenses	(113,489)	(127,586)
General and administrative expenses	(1,218,773)	(1,226,493)
Total operating expenses	(1,332,262)	(1,354,079)
Loss from operations	(1,946,435)	(804,717)
Interest income	25,884	37,417
Interest expense	(397,385)	(397,174)
Investment income / (loss)	1,166,988	931,959
Foreign currency exchange loss	45,315	(158,905)
Gain on disposals of equipment	—	1,545
Impairment loss	(1,828,790)	6,526
Other expenses, net	(2,011)	12,388
Loss before income taxes	(2,936,434)	(370,961)
Income tax benefits	—	3,988
Net loss	$(2,936,434)	$(366,973)
Other comprehensive loss:
Foreign currency translation adjustment	195,024	(981,042)
Total comprehensive loss	(2,741,410)	(1,348,015)
Net loss per ordinary share, basic and diluted	$(0.19)	$(0.02)
Weighted average number of ordinary shares, basic and diluted	15,824,533	15,440,444

The accompanying notes are an integral part of these consolidated financial statements.

F-3

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

(Amounts in US$, except for number of shares)

						Accumulated
			Additional			other
	Number of	Common	paid-in	Statutory	Retained	comprehensive
	Shares	stock	capital	reserve	Earning	loss	Total
Balance as of March 31, 2024	15,449,451	$3,090	$19,055,297	$745,590	$3,389,754	$(1,695,174)	$21,498,557
Net loss for the period	—	—	—	—	(2,936,434)	—	(2,936,434)
Shares issued to management	480,000	96	436,704	—	—	—	436,800
Foreign currency translation adjustment	—	—	—	—	—	195,024	195,024
Balance as of September 30, 2024	15,929,451	3,186	19,492,001	745,590	453,320	(1,500,150)	19,193,947

Balance as of March 31, 2023	14,900,000	$2,980	$19,055,407	$745,590	$8,111,900	$(961,635)	$26,954,242
Net loss for the period	—	—	—	—	(366,973)	—	(366,973)
Mandatory conversion of convertible note	549,451	110	(110)		—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(981,042)	(981,042)
Balance as of September 30, 2023	15,449,451	$3,090	$19,055,297	$745,590	$7,744,927	$(1,942,677)	$25,606,227

The accompanying notes are an integral part of these consolidated financial statements.

F-4

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in US$)

	For the six months ended September 30,
	2024	2023
Cash Flows from Operating Activities
Net loss	$(2,936,434)	$(366,973)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	9,199	11,827
Amortization of intangible assets	—	35,032
Amortization of Operating Right of Use	—	93,081
Gain from long-term investment	(1,166,988)	(931,959)
Impairment loss related to long term investment	1,828,790	(6,526)
Shares issued as consideration for employee compensation	436,800	—
Changes in operating assets and liabilities:
Accounts receivables, net	(6,942)	292,286
Prepayments and other current assets	797,997	934,053
Other receivables	—	1,494
Interest payable	397,385	397,174
Accounts payable	—	(19,450)
Amounts due to a related party	5,635	(2,253)
Deferred revenue	(99,591)	(806,196)
Accrued expenses	88,913	(54,439)
Taxes payable	(490)	(61,556)
Deferred tax liabilities	—	(5,167)
Operating Lease Liability	—	(115,826)
Net cash used in operating activities	(645,726)	(605,398)

Cash flows from investing activities
Proceed from disposal of equipment	—	4,785
Net cash generated from investing activities	$—	$4,785

Cash flows from financing activities
Proceeds from note issued	100,000	—
Net cash generated from financing activities	$100,000	$—
Effects of foreign currency translation	168,980	(673,458)

Net decrease in cash	(376,746)	(1,274,071)
Cash at beginning of period	17,832,991	20,998,786
Cash at end of period	$17,456,245	$19,724,715

Supplemental disclosures of cash flow information
Cash paid for income taxes	$—	$—
Non cash transactions
Mandatory conversion of convertible note	$—	110

The accompanying notes are an integral part of these consolidated financial statements.

F-5

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and basis of financial statements

Skillful Craftsman Education Technology Limited (“the Company”) is an exempted company incorporated under the laws of Cayman Islands on June 14, 2019. The Company through its consolidated subsidiaries and variable interest entity (the “VIE”) (collectively, the “Group”) are principally engaged in the operation of vocational online education and technology services in the People’s Republic of China (the “PRC”). Due to the PRC legal restrictions on foreign ownership and investment in the education business, the Company conducts its primary business operations through its VIE.

In preparation of its initial public offering in the United States, the Company completed a reorganization in 2019 whereby the Company became the ultimate parent entity of its subsidiaries and consolidated VIE. As part of the reorganization, the business operations of the consolidated subsidiaries and VIE were transferred to the Company. In return, the Company issued 7,740,000 ordinary shares and 1,800,000 ordinary shares to Mr. Gao Xiaofeng and Mr. Hua Lugang (“the Founders”), respectively (“the Reorganization”). On September 1, 2021, the Company acquired 100% of Shenzhen Jisen Information Tech Limited (“Jisen Information”) for a consideration of 2,900,000 ordinary shares, valued at $1.60 per share. On June 6, 2022, Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”) transferred the 100% ownership of Jisen Information to Skillful Craftsman Network Technology (Wuxi) Limited, a wholly owned subsidiary of the Company in China (“WOFE” or “Craftsman Wuxi”). On March 30, 2023, the Company established a 75% owned subsidiary in Singapore, Le First Skillland Pte. Ltd, to facilitate the Company’s global business development of vocational education and has not made a capital contribution of $292,892 (S$282,463) to Le First Skillland by December 2024. As of the end of September 30, 2024, this company had no material operations.

As the Company, its subsidiaries and VIE are all under the control of the Founders, the Reorganization was accounted for as a transaction under common control in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. Furthermore, ordinary shares were recorded on their issuance dates and presented on a retroactive basis.

Details of the Company’s subsidiaries and the VIEs were as follows:

			Percentage
			of direct or
			indirect
			ownership
	Date of	Place of	by the	Principal
Name of Entity	incorporation	incorporation	Company	activities
Subsidiaries:			Direct
Easy Skills Technology Limited (“Hong Kong ES”)	December 24, 2018	HK	100%	Holding company
Skillful Craftsman Network Technology (Wuxi) Co., Ltd. (“WOFE” or “Craftsman Wuxi”)	January 16, 2019	PRC	100%	Investment holding
Shenzhen Jisen Information Tech Limited (“Jisen Information”)	December 8, 2014	PRC	100%	Financial education and services
LE FIRST SKILLAND PTE. LTD. (“LFS”)	March 30, 2023	Singapore	75%	Vocational education

VIE:			Indirect
Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”)	June 6, 2013	PRC	100%	Vocational online education and technology services

The Company established Hong Kong ES in December 2018 as its intermediary holding company. In January 2019, as part of the Reorganization described above, Hong Kong ES established WOFE in PRC and held all of the equity interest in the WOFE. In July 2019, WOFE entered into a series of contractual arrangements with the VIE and its shareholders as described below.

Contractual Arrangements

PRC laws and regulations stipulate that the foreign investment in China is restricted with regards to the provision of education, value-added telecommunication services and internet audio-visual program services. The operation of such businesses requires that the company holds the ICP license (Internet Content Provider), which shall only be held by domestic companies. The Group’s offshore holding companies are not domestic companies under the PRC laws, thus not being qualified to hold ICP license.

F-6

Accordingly, the Group’s offshore holding companies are not allowed to directly engage in the vocational online education and technology services business in China. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a quasi-parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the WOFE, and therefore, the WOFE has the power to direct the activities of the VIE that most significantly impact its economic performance. The WOFE also has the right to receive economic benefits and obligations to absorb losses from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE through its subsidiary in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

The following is a summary of the contractual agreements:

Exclusive Business Cooperation Agreements

Under the Exclusive Business Cooperation Agreements between WOFE and Wuxi Wangdao, dated July 17, 2019, WOFE has the exclusive right to provide Wuxi Wangdao with business support, technical support and consulting services related to its business operations in return for certain fees. Without WOFE’s prior written consent, Wuxi Wangdao may not accept any services subject to these agreements from any third party. The parties shall determine the service fees to be charged to Wuxi Wangdao under these agreements by considering, among other things, the complexity of the services, the time that may be spent for providing such services and the commercial value and specific content of the service provided. WOFE owns the intellectual property rights developed by either WOFE or Wuxi Wangdao in the performance of these agreements. These agreements became effective upon execution and will remain effective until terminated by WOFE.

Equity Interest Pledge Agreements

Under the Equity Interest Pledge Agreement, each of the shareholders pledged all of their equity interest in Wuxi Wangdao to WOFE so as to secure their obligations under the Equity Interest Pledge Agreement, the Exclusive Business Cooperation Agreement and the Authorization Agreement. If the shareholders of Wuxi Wangdao breach their respective contractual obligations, WOFE, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interest. Pursuant to the agreement, the shareholders of Wuxi Wangdao shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Wuxi Wangdao without prior written consent of WOFE. The equity pledge right held by WOFE will be terminated upon the fulfillment of all contract obligations and the full payment of all secured indebtedness by the Nominee Shareholders and Wuxi Wangdao.

Exclusive Purchasing Right Agreement

Under the Exclusive Purchasing Right Agreement among WOFE, Wuxi Wangdao, and its Nominee Shareholders, dated July 17, 2019, the Nominee Shareholders irrevocably granted WOFE or any third party designated by WOFE an exclusive purchasing right to purchase all or part of their equity interests in Wuxi Wangdao; provided that if the lowest price is permitted by applicable PRC laws, then that price shall apply. The Nominee Shareholders further agreed that they will neither create any pledge or encumbrance on their equity interests in Wuxi Wangdao, nor transfer, gift nor otherwise dispose of its equity interests in Wuxi Wangdao to any person other than WOFE or its designated third party. The Nominee Shareholders and Wuxi Wangdao agreed that they will operate the businesses in the ordinary course and maintain the asset value of Wuxi Wangdao and refrain from any actions or omissions that may affect their operating status and asset value. Furthermore, without WOFE’s prior written consent, the shareholders and Wuxi Wangdao agreed not to, among other things: amend the articles of association of Wuxi Wangdao; increase or decrease the registered capital of Wuxi Wangdao; sell, transfer, mortgage or dispose of in any manner any assets of Wuxi Wangdao or legal or beneficial interest in the business or revenues of Wuxi Wangdao; enter into any major contracts, except for contracts in the ordinary course of business (a contract with a price exceeding $ 100,000 shall be deemed a major contract); merge, consolidate with, acquire or invest in any person, or provide any loans; or distribute dividends.

F-7

Authorization Agreement

Under the Authorization Agreement, the Nominee Shareholders of Wuxi Wangdao authorized WOFE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of Wuxi Wangdao, including but not limited to the sale or transfer or pledge or disposition of shares held by the shareholders of Wuxi Wangdao in part or in whole; and (c) designating and appointing the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Wuxi Wangdao on behalf of the shareholders of Wuxi Wangdao.

Letter of Consent

Pursuant to the Letter of Consent executed by the spouses of the Nominee Shareholders of the VIE, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIE held by and registered in the name of their spouses, the Nominee Shareholders of Wuxi Wangdao, be disposed of in accordance with the Exclusive Purchasing Right Agreement, the equity interest pledge agreement and the authorization agreement described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIE held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in the VIE held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Risks in Relation to the VIE Structure

Based on the opinion of the Company’s PRC legal counsel, (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIE are not in violation with any applicable PRC laws and regulations; and (ii) each of the Contractual Agreements among the WOFE, the VIE and the Nominee Shareholders governed by PRC laws, are legal, valid and binding, enforceable against such parties.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WOFE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

The Group’s business has been directly operated by the VIE. For the six months ended September 30, 2024 and 2023, the VIE contributed 100% and 100% of the Group’s consolidated revenues, respectively. As of September 30, 2024 and March 31, 2024, the VIE accounted for an aggregate of 101% and 95%, respectively, of the consolidated total assets, and 98% and 98%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company’s VIE were included in the accompanying consolidated financial statements:

F-8

(Amounts in US$)

	As of
	September 30, 2024	March 31, 2024
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$16,927,882	$17,087,419
Accounts receivable, net	14,285	7,343
Prepayments	2,854	2,819
Deferred expenses	183,163	878,654
Amounts due from related parties	951,048	939,450
Total current assets	18,079,232	18,915,685
Non-current assets:
Long-term investment	16,940,782	15,552,775
Property and equipment, net	501	495
Total non-current assets	16,941,283	15,553,270
TOTAL ASSETS	$35,020,515	$34,468,955
Current liabilities:
Taxes payable	1,517	1,082
Employee benefits payable	44,747	45,984
Deferred revenue-current	12,039	111,630
Other payables	206,392	162,090
Interest payable	1,407,597	992,701
Total current liabilities:	1,672,292	1,313,487
Non-current liabilities:
Long-term loans	13,416,162	13,250,516
Total non-current liabilities	13,416,162	13,250,516
TOTAL LIABILITIES	$15,088,454	$14,564,003

	For the six months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue	$119,018	$1,493,709
Net income/ (loss)	$(218,851)	$737,179

	For the six months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Net cash (used in) and provided by operating activities	$(905,614)	$1,321,718
Net cash provided by investing activities	—	4,785
Net cash provided by financing activities	—	—
Effects of exchange rate changes on cash	746,077	(1,858,089)
Net cash used	$(159,537)	$(531,586)

F-9

There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations and which can only be used to settle the VIE’s obligations, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

2. Summary of Significant Accounting Policies

a) Basis of presentation

The accompanying consolidated interim financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”), regarding interim financial reporting. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair presentation of the Company’s financial position, its results of operations and its cash flows, as applicable, have been made. Interim results are not necessarily indicative of results to be expected for the full year. These unaudited Consolidated Financial Statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

Going Concern

For the six months ended September 30, 2024, the Company had net loss of $2,936,434 , a sharp decrease in revenue for the amount of $1,374,691 (92%), and recorded net cash used in operating activities of $645,726. As of September 30, 2024, the Company has working capital of $15,623,536 .. Therefore, the management assesses that current working capital will be sufficient to meet its obligations for the next 12 months from the issuance date of this report. The financial statements are prepared on going concern basis.

b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

c) Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, and other receivables, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. Actual results could differ from those estimates.

d) Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

ASC 805 establishes a measurement period to provide the Company with a reasonable amount of time to obtain the information necessary to identify and measure various items in a business combination and cannot extend beyond one year from the acquisition date.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability, it is subsequently remeasured at fair value at each reporting date with changes in fair value reflected in earnings.

F-10

e) Cash

Cash include cash on hand, cash accounts, interest bearing savings accounts. The Group maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

f) Accounts receivable, net

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model, along with reasonable and supportable forecasts as a basis to develop the Company’s expected loss estimates. The Company adjusts the allowance percentage periodically when there are significant differences between estimated credit losses and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. The Group considers there is no allowance for credit loss for the six months periods ended September 30, 2024 and 2023.

g) Long-term investment

Long-term investments represent the Group’s investment in privately held company. The Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive income/(loss) after the date of acquisition.

h) Property and equipment, net

Property and equipment are recorded at cost including the cost of improvements less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives of the assets as follows:

Server hardware	5 years
Vehicles	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income in other income or expenses.

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

F-11

i) Intangible assets, net

Intangible assets with definite lives are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

Software	5 years
Courseware	5 years
Copyrights	5 years

j) Lease

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the foregoing criteria is met, the lease shall be classified as an operating lease.

For a lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842, effective as of the beginning of the first period presented, by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had an immaterial impact on the Company’s financial position, with no material impact on the results of operations and cash flows.

The Company’s accounting policy is to recognize lease payments as rental expense for short-term leases less than 12 months and operating lease over 12 months on a straight-line basis. During the six months ended September 30, 2024 and 2023, the Company’s recognized rental expenses amounted $41,728 and $95,456 , respectively, pertaining to short-term leases.

k) Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value.

l) Convertible Bonds

Per the ASU 2020-06, it simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. A debt with an embedded conversion feature shall be accounted for in its entirety as a liability and no portion of the proceeds from the issuance of the convertible debt instrument shall be accounted for as attributable to the conversion feature. Convertible bond will be accounted for as a single liability measured at its amortized cost.

On March 3, 2023, the Company issued a one-year convertible bond with the original principal amount of $1,000,000.00 and 7% annual interest rate on a basis of a 360-day year. According to the agreement, if the closing bid price of ordinary shares of Company as reported by Nasdaq exceeds the Conversion Price at $1.82 per share for at least five consecutive days, all of the outstanding balances shall be automatically converted into ordinary shares (“Mandatory Conversion”). From March 27 to March 31, 2023, stock price exceeded $1.82 for five consecutive days, thus mandatory event was triggered on March 31, 2023, and the Company recorded this conversion into additional paid in capital for the year ended March 31, 2023, due to issuance of the common shares were not completed until subsequently after March 31, 2023. On April 3, 2023, the Company issued 549,451 ordinary shares of par value $0.0002 per share at the conversion price of US$1.82 per the conversion terms to the lender, Fun and Cool Limited, with the total conversion amount in $1,000,000.00. The Company then reclassified an amount of $110 from additional paid in capital into common stock when the issuance of common shares was completed on April 3, 2023.

F-12

m) Long-term loans

Long-term borrowings are recognized at carrying amount. Interest expense is accrued over the estimated term of the facilities and recorded in the consolidated statements of operations and comprehensive income/(loss).

n) Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, prepayments, other receivables, accounts payable and other payable approximate the fair value of the respective assets and liabilities as of September 30, 2024 and March 31, 2024 owing to their short-term nature or present value of the assets and liabilities.

o) Revenue recognition

The Group has adopted Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” (“ASC 606”) effective as of April 1, 2018. The Group has chosen to use the full retrospective transition method, under which it is required to revise its consolidated financial statements for the year ended March 31, 2017, as if ASC 606 had been effective for those periods. Under ASC 606, the Group recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Group expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Group performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Group applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer.

The Group’s revenue is principally derived from the rendering of education services as principal to the members through an online education platform. The online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. For VIP members who have access to all platforms except virtual simulation experimental training, the Group charges a flat annual fee of RMB100 per member. For VIP members who signed up between July 2018 and March 2019 enjoy the sales promotion of extending the membership period from one year to two years. For SVIP members who have access to all platforms including virtual simulation experimental training, the Group charges a flat fee of RMB300 per member per quarter. In response to the outbreak of the COVID-19 in China, all courseware of the Company was free of charge during February 1, 2020 to February 29, 2020, and the membership period of the existing paying-members was automatically extended for one month. During the quarter from April to June 2020, the company had a promotion campaign for the new registered VIP members and SVIP members: for new VIP members, they gained a two-years membership which normally be only one-year; for new SVIP members, they gained a six-months membership which normally be only three-months.

F-13

The membership services mainly provide access to online education services, which are accounted for as a single performance obligation as the membership services are highly integrated. These service fees are collected in lump-sum for a specific contracted service period when the service contract is signed and the revenues are recognized proportionally over the time throughout service period, as the Group concluded that the membership service represents a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period. Deferred revenue refers to the remaining unamortized amount of membership fee that online members paid in advance.

The Group also generates revenue from technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the time throughout the service period.

Contract balances

The following table provides information about the Group’s contract liabilities arising from contract with customers. The increase in contract liabilities primarily resulted from the Group’s business growth.

	As of
	September 30, 2024	March 31, 2024
	(Unaudited)	(Audited)
Deferred revenue-current	$12,039	$111,630
Deferred revenue-non-current	—	—
Total	$12,039	$111,630

	For the six months ended September 30,
	2024	2023
Revenue recognized from deferred revenue balance	$108,307	$1,357,236

Deferred revenue primarily consists of membership fee received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of September 30, 2024, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $12,039. The Group expects to recognize revenue of $12,039 related the remaining performance obligations over the next 12 months.

p) Cost of revenue

Cost of revenue is mainly composed of copyright fees and related expenses for courseware and content development, website maintenance and information technology technicians and other employees, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses.

q) Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of $34,867 and $35,964 for the six months periods ended September 30, 2024 and 2023, respectively.

r) Selling and marketing expenses

Selling and marketing are expensed as incurred in accordance with ASC 720-35. Among these, advertising and promotion costs were $503 and $29,841 for the six months periods ended September 30, 2024 and 2023, respectively.

F-14

s) Research and development expenses

Research and development expenses consist of compensation and benefit expenses to the technology development personnel. Research and development expenses are primarily incurred in the development of new features and general improvement of the technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Group’s services. No research and development expenses were capitalized for all years presented as the Group has not met all of the necessary capitalization requirements.

t) Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of income as income tax expense.

u) Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from the rendering of education services to the members through online education platform. The Group records revenue net of output VAT. This output VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of tax payable on the consolidated balance sheets.

The Group is subject to VAT at the rate of 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

v) Ordinary Shares

The Company accounts for repurchased ordinary shares under the cost method and include such treasury shares as a component of the common shareholders’ equity. Cancellation of treasury shares is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings.

w) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

x) Statutory reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

F-15

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

y) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as Net profit divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

z) Foreign currency translation

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars as presentational currency. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	September 30, 2024	March 31, 2024	September 30, 2023
Year-end spot rate	US$1=7.0074 RMB	US$1=7.0950 RMB	US$1=7.1798 RMB
Average rate	US$1= 7.0994 RMB	US$1=7.1157 RMB	US$1=7.1206 RMB

aa) Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

ab) Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. As the Group generates all of its revenue in the PRC, no geographical segments are presented.

F-16

ac) Concentration of risks

Exchange Rate Risks

The Company’s Chinese subsidiaries and VIE may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of September 30, 2024 and March 31, 2024, the RMB denominated cash amounted to $17,328,142 and $17,574,082 respectively.

Currency Convertibility Risks

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which stated on the consolidated balance sheets represented the Group’s maximum exposure. The Group places its cash and cash equivalents in good credit quality financial institutions in China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Group performs ongoing credit evaluations of customers’ financial condition.

ad) Risks and uncertainties

The operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Group has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

ae) Recently announced accounting standards

The Group considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense disaggregation disclosures (Topic 220) - Disaggregation of Income Statement Expenses. This ASU is expected to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. This ASU requires public business entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items in the notes to the financial statements. Public business entities are required to apply the guidance prospectively and may elect to apply it retrospectively. This ASU is effective for fiscal years beginning after December 15, 2026 (fiscal 2028) and interim periods within fiscal years beginning after December 15, 2027 (fiscal 2029). The Company is currently evaluating the effect of adopting this new accounting guidance.

The Group does not believe recently issued but not yet effective accounting standards would have a material effect on the consolidated financial position, statements of operations and cash flows.

F-17

af) Recently adopted accounting standards

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging -Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. For public companies, the guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted this standard beginning April, 2022 and the impact was not material to the consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments”. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. The Company adopted the accounting standard in October 2022. The adoption of the new guidance did not have a material impact on the Group’s consolidated statement of financial statement.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exception to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for the company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. The Company adopted the accounting standard in October 2022. The adoption of the new guidance did not have a material impact on the Group’s consolidated statement of financial statement.

3. Cash

Cash consisted of the following:

	As of
	September 30, 2024	March 31, 2024
Cash on hand	$389	$384
Bank balances	17,455,643	17,832,396
Other monetary funds	213	211
Total	$17,456,245	$17,832,991

4. Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of
	September 30, 2024	March 31, 2024
Accounts receivable, gross	$178,816	$169,843
Less: allowance for credit losses	(164,531)	(162,500)
Accounts receivable, net	$14,285	$7,343

5. Prepayments

Prepayments consisted of the following:

	As of
	September 30, 2024	March 31, 2024
Prepaid service fees	$202,472	$1,000,744
Total	$202,472	$1,000,744

Prepaid service fees consist of prepayment of telecommunications service fee and resource usage fee to colleges and universities in order to access the online course resources of these institutions. The prepayments are generally short-term in nature and are amortized over the related service period.

F-18

6. Other receivables

	As of
	September 30,2024	March 31,2024
Others	93,957	92,942
Impairment	(59,937)	(59,197)
Total	$34,020	$33,745

7. Long-term investment

Long-term investment consists of investment in privately held company. The following table sets forth the changes in the Group’s Long-term investment:

	Investment-2	Investment-3	Total
	USD	USD	USD
Balance as of March 31, 2024	15,552,775	1,841,055	17,393,830
Share gain (loss) from equity investments	1,178,116	(11,128)	1,166,988
Impairment	—	(1,828,790)	(1,828,790)
Foreign currency translation adjustments	209,891	(1,137)	208,754
Balance as of September 30, 2024	16,940,782	—	16,940,782

Investment-2: In January 2022, the Group reached an agreement with China Agriculture Industry Development Foundation Co., Ltd., to purchase its 3% equity ownership of Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”), with a total consideration of $13,416,161 (RMB94,012,410).

Fujian Fishery has 5 directors on its board. According to the shareholders’ minutes, the Company has the right to appoint 1 director to the board of Fujian Fishery, thus it has 20% voting power in the investee and has a significant influence over the operating and financial policies of Fujian Fishery.

The Company incurred a gain of $1,178,116 from Fujian Fishery for the six months ended September 30, 2024, due to Fujian Fisher had a net income for the six months ended September 30, 2024. There’s no impairment indicator, thus the Company didn’t recognize any impairment over Investment 2.

Investment-3: The Company made a down payment to the shareholder of Wuxi Talent Home Information Technology Co. Ltd., (“Wuxi Talent”) as a part of 60% share purchase and long-term investment. On August 5, 2022, the Group issued 791,667 shares to the two shareholders of Wuxi Talent as a part of the acquisition consideration, and on July 23,2023, the 791,667 shares were returned to the Company for cancellation. The paid cash consideration of $1,865,171 (RMB13,070,000) was used as investment in Wuxi Talent for 35% of all equity interest of Wuxi Talent by WOFE. In October 2023, the 35% of all equity interest of Wuxi Talent was transferred to WOFE.

F-19

Wuxi Talent has 3 directors on its board. According to the shareholders minute, the directors were elected by the shareholder meeting, and the Company has 35% voting right in the in the investee and has a significant influence over the operating and financial policies of Wuxi Talent.

The Company incurred a loss of $11,128 from Wuxi Talent for the six months ended September 30, 2024, due to Wuxi Talent had a net loss for the six months ended September 30, 2024. Since the depression of the macroeconomy, the Company predicted that Wuxi Talent would keep the status of loss and can’t seek any more financing for the next year. Thus, the company recognized the full impairment over the investment.

8. Property and equipment, net

Property and equipment consisted of the following:

	As of
	September 30, 2024	March 31, 2024
Server hardware	$19,662,133	$19,419,370
Vehicles	98,101	96,890
	19,760,234	19,516,260
Less: accumulated depreciation	(14,065,061)	(13,882,199)
impairment	(5,649,382)	(5,579,631)
Property and equipment, net	$45,791	$54,430

The impairment to property and equipment for the six months ended September 30, 2024 and 2023, were $0 and $5,513,730, respectively.

Additions to property and equipment for the six months periods ended September 30, 2024 and 2023 were both nil. Disposals of property and equipment for the six months ended September 30, 2023 had a gain of 1,545, and no disposal for the six months ended September 30, 2024.

Depreciation expenses were $9,199 and $11,827 for the six months periods ended September 30, 2024 and 2023, respectively.

9. Intangible assets, net

Intangible assets consisted of the following:

	As of
	September 30, 2024	March 31, 2024
Software	$6,494,918	$5,433,967
Courseware	29,854,061	29,485,462
Copyrights	11,036,333	11,880,830
	47,385,312	46,800,259
Less: accumulated amortization	(39,295,633)	(38,810,461)
Less: impairment	(8,089,679)	(7,989,798)
Intangible assets, net	$—	$—

For the six month periods ended September 30, 2024 and 2023, the Group had no pledged intangible assets.

Due to the significant deterioration in general economic conditions during the year ended March 31, 2024, the Company recognized full impairment for the intangible assets related to vocational education for a total amount of $7,989,798. Subsequent to March 31, 2024, no additional impairment was recorded to intangible assets for the six months ended September 30, 2024, while the slight change was due to foreign currency fluctuation.

Additions to intangible assets for the six month periods ended September 30, 2024 and 2023 were both nil. There were no disposals of intangible assets for the six months ended September 30, 2024 and 2023.

Amortization expenses were $0 and $35,032 for the six months periods ended September 30, 2024 and 2023, respectively.

F-20

10. Lease

	March 31,	Increase/	Exchange rate	September 30,
	2024	(Decrease)	translation	2024
Shenzhen Wan	$205,101	$—	—	—
Longcheng Car	96,446	—	—	—
Total right-of-use assets, at cost	301,547	—	—	—
Less: accumulated amortization	(301,547)	—	—	—
Right-of-use assets, net	$—	$—	—	—

The Company recognized no lease expenses for the six months ended September 30, 2024.

The operating lease liabilities is the net present value of the remaining lease payments as of September 30, 2024 and March 31, 2024.

For the six months ended September, 2024 and 2023, the amortized expenses were $0 and $93,081, respectively. For the six months ended September, 2024 and 2023, the operating lease expenses were $41,728 and $95,456, pertaining to short-term leases. For the six months ended September 30, 2024, the Company did not amortize any expenses as all long-term leases have expired during the year ended March 31, 2024.

11. Accrued expenses

Accrued expenses consisted of the following:

	As of
	September 30, 2024	March 31, 2024
Accrued payroll	$55,138	$83,208
Accrued rental fee	179,164	135,197
Accrued promotion fee	134	132
Accrued Interest	1,407,597	992,703
Amount due to third parties	3,363	3,322
Accrued audit fees	70,625	—
Other	2,671	323
Total	$1,718,692	$1,214,885

12. Note due to related parties

On September 24, 2024, the Company entered into a Promissory Note Purchase Agreement (the “Agreement”) with Mr. Xuejun Ji, a major shareholder of the Company, Mr. Peng Wang, a director of the Board of the Company (the “Board”) and Mr. Bin Fu, Chairman of the Board and Chief Executive Officer of the Company (the “Purchasers”). Pursuant to the Agreement, the Company sold Promissory Notes to the Purchasers with a principal amount of $1,000,000 and a term of twelve (12) months (the “Notes”). The Notes bear interest at the rate of 6% per annum, which are payable on September 23, 2025. By the end of September 30, 2024, the Company only received the principal amount of $100,000 from Bin Fu, and accrued related interest for the amount of $115. In October 2024, the Company received another $100,000 from Bin Fu. The Company expects to receive the remaining of $800,000 from the other two purchasers according to Agreement by the end of January 2025.

13. Long-term loans

Long-term loan consisted of the following:

	As of
	September 30,	March 31,
	2024	2024
Long-term loan	$13,416,162	$13,250,516

On January 4, 2022, the Group borrowed the unsecured amount of $13,416,161 (RMB94,012,410) through a five-year long-term loan from Fujian Xinqiao Ocean Fishery Group Co., Ltd. The annual interest rate is 6%. The Group is obligated to pay interest each year on December 30th, whereas the principal should be repaid on January 3, 2027. Earlier payment is acceptable without any penalties. The Company has not paid the accrued interest on December 30, 2023 and 2024 for the corresponding calendar year, while Fujian Xinqiao Ocean Fishery Group Co., Ltd. agreed to postpone the accrued interest to be paid later on for the Company, thus the Company was not deemed to breach the original loan contract as of September 30, 2024.

F-21

14. The shared based compensation

During the period from April 2024 to September 2024, the Company issued total 480,000 shares to the management, and the Company recognized related general expense $436,800 accordingly. Bin Fu, the CEO, and Dawei Chen, CFO, each received 240,000 shares.

15. Revenue

Disaggregated revenue by type consisted of the following:

	For the six months ended September 30,
	2024	2023
Online VIP membership revenue	$106,869	$1,135,548
Online SVIP membership revenue	2,847	342,925
Technology services revenue	9,302	15,236
Total	$119,018	$1,493,709

16. Cost of revenue

Cost of revenue consisted of the following:

	For the six months ended September 30,
	2024	2023
Resource usage fees	732,458	730,281
Website maintenance fee	—	121,714
Virtual simulation fee	733	88,303
Raw material consumption fees	—	1,457
Other	—	2,592
Total	$733,191	$944,347

F-22

17. Operating expenses

Operating expenses consisted of the followings:

	For the six months ended September 30,
	2024	2023
Selling and marketing expenses:
Promotion expenses	$503	$29,841
Telecommunications service fees	35,214	35,110
Union pay service charges	106	7,506
Employee compensation	62,558	45,216
Employee benefit expenses	15,108	9,913
	$113,489	$127,586

General and administrative expenses:
Employee compensation	$716,801	$471,050
Audit fee	286,000	265,000
Consulting fee	28,221	79,837
Attorney fee	54,933	93,105
Service fee	—	44,620
Employee benefit expenses	19,759	26,051
Rental fee	41,728	121,245
Entertainment	964	905
Travel and Communication expenses	7,110	17,376
Investment relationship fee	8,655	37,990
Amortization of intangible assets	—	35,032
Depreciation expenses of vehicles	9,199	11,827
Daily expenses	45,403	21,865
Other	—	590
	$1,218,773	$1,226,493
Operating expenses	$1,332,262	$1,354,079

18. Taxation

The Company is registered in the Cayman Islands. The Group generated substantially all of its income from its PRC operations for the six months ended September 30, 2024 and 2023.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed to any dividends and payment made to shareholders.

Hong Kong

The Company’s subsidiary Easy Skills Technology Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong before April 2018, and an income tax rate of 8.25% for assessable profit up to HKD 2,000,000 from April 2018 onwards. The Group had no assessable profit subject to Hong Kong profit tax for the six months ended September 30, 2024 and 2023.

PRC

Income Tax

The Company’s subsidiaries and VIE in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Dividends, interests, rent or royalties payable by the Group’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

F-23

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the six months ended September 30,
	2024	2023
Current	$—	$—
Deferred	—	(3,988)
Income tax expense	$—	$(3,988)

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the six months ended September 30, 2024 and 2023, respectively:

	For the six months ended September 30,
	2024	2023
Income before income taxes	$(2,936,434)	$(370,961)
Tax rate	25%	25%
Provision for income taxes at statutory tax rate	$(734,108)	$(92,740)
Effect of tax exempt entity	212,528	164,743
Effect of non-tax deductible expenses	409	23
Effect of tax loss not recognized	355,721	158,607
Effect of investment income not recognized	(291,747)	(232,990)
Effect of impairment not recognized	457,197	(1,631)
Income tax expense	$—	$(3,988)

Deferred tax assets/liability
Deferred tax assets	$5,004,640	$3,490,495
Valuation allowance	(5,004,640)	(3,490,495)
Deferred tax assets, net	—	—
Deferred tax liability	—	(23,074)
Total	—	(23,074)

The temporary difference in the financial statements for the six months ended September 30, 2024 was mainly derived from the net loss of Wuxi Wangdao and Jisen. The temporary difference between the tax base and the reported amount of assets and liabilities in the financial statements for the six months ended September 30, 2023 was derived from the intangible assets recognized from the acquisition of Jisen Information.

Value Added Tax (“VAT”)

The Group’s membership revenues for providing non-academic education services are subject to a simple tax method to calculate VAT at 3%. The Group’s technical service revenue is subject to a VAT rate of 6%.

Taxes payable consisted of the following:

	As of
	September 30, 2024	March 31, 2024
Income tax payable	$188,613	$189,588
VAT payable	5,456	4,971
Total	$194,069	$194,559

F-24

19. Related parties

 a) The table below sets forth the related party and the relationship with the Company:

Name of related party	Relationship with the Company
Xiaofeng Gao	A major shareholder of the Company, and previous Co-Chief Executive Officer before September 6, 2023
Bin Fu	Chairman of the Board of Directors, and Chief Executive Officer of the Company
Xuejun Ji	A major shareholder of the Company
Hunan Medical Star Technology Co., Ltd.(Medical Star)	Joint venture
Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”)	Minority Owned Subsidiary of the Company

b) The Company had the following related party balance with the related party mentioned above:

	As of
	September 30, 2024	March 31, 2024
Amounts due to Xiaofeng Gao	$7,197	$2,196
Amounts due to Bin Fu	39,958	39,464
Amounts due to Xuejun Ji	11,416	11,276
Total	58,571	52,936

c) The Company had the following related party transaction with the related party mentioned above:

	For the six months ended September 30,
	2024	2023
Expense paid by Xiaofeng Gao	$5,000	$—
Repayment to Xiaofeng Gao	—	—
Sales to Medical Star	—	9,274
Note issued to Bin Fu	100,115	—

The Group did not have other significant balances or transactions with its related parties for the six months ended September 30, 2024 and 2023.

20. Commitments and Contingencies

(1)	Operating lease commitments

The Group’s lease consisted of operating leases for administrative office spaces in Wuxi in the PRC. As of September 30, 2024, the Group had no obligation under long-term financing lease requiring minimum rentals. As of September 30, 2024, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the six months ended September 30, 2024 were $41,728 and were recorded in general and administrative expense on the consolidated statements of operations.

As of September 30, 2024, future minimum payments under non-cancelable operating leases were as follows:

Future Lease Payments

October 2024 to September 2025	$55,672
Total	$55,672

21. Subsequent events

On December 13, 2024, the Company approved the compensations to Bin Fu, the CEO, Dawei Chen, CFO，and Peng Wang, a director of the Board for their services from October 1, 2024 to September 30, 2025. Each of Mr. Fu, Mr. Chen and Mr. Wang will receive compensation in the amount of $60,000 per year and each will also be granted 90,000 ordinary shares of the Company that will be vested on September 1, 2025, subject to his remaining in the continuous service of the Company or its affiliates on such date.

The Group has evaluated subsequent events through January 15, 2025 the issuance of the consolidated financial statements. As announced in Form 6-K filed on January 6,2025, Shenzhen Qianhai Jisen Information Technology Co., Ltd. (“Jisen”), a wholly owned subsidiary of the Group, entered into four service agreements with different customers in October and December, 2024. Approximately $1.2M total revenue will thereafter be generated from the new agreements within the period from November, 2024 to March 2025. The Group noted that other than this, there are no other significant subsequent events.

F-25

22. Condensed financial information of the Company

The condensed financial information of the parent company has been prepared in accordance with SEC Regulation, using the same accounting policies as set out in the Group’s consolidated financial statements.

Condensed balance sheets

	As of
	September 30, 2024	March 31, 2024
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$95,454	$231,694
Deferred expenses	16,375	49,125
Prepayment and other current assets	—	70,000
Amounts due from subsidiaries and VIE	3,792,600	3,791,734
Investment in subsidiaries and VIE	15,466,740	17,358,111
TOTAL ASSETS	$19,371,169	$21,500,664
Amounts due to related parties	7,107	2,107
Note payable	100,115	—
Accrued expenses	70,000	—
TOTAL LIABILITIES	$177,222	$2,107
Shareholders’ equity
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 15,929,451 and 15,449,451 shares issued and outstanding as of September 30, 2024 and March 31, 2024, respectively	3,186	3,090
Additional paid-in capital	19,492,001	19,055,297
Statutory reserve	745,590	745,590
Accumulated profits	453,320	3,389,754
Accumulated other comprehensive loss	(1,500,150)	(1,695,174)
Total shareholders’ equity	$19,193,947	$21,498,557

Condensed statements of income (unaudited)

	For the six months ended September 30,
	2024	2023
Revenue	$—	$—
Cost of revenue	—	—
Gross profit	—	—
Operating expenses:
General and administrative expenses	$(849,946)	$(658,803)
Share of profit in subsidiaries and VIE	(2,086,395)	289,289
Others, net	(93)	2,541
(Loss)/Income before income tax provision	(2,936,434)	(366,973)
Provision for income tax	—	—
Net (loss)/profit	$(2,936,434)	$(366,973)

F-26

Condensed statements of comprehensive income (unaudited)

	For the six months ended September 30,
	2024	2023
Net loss	$(2,936,434)	$(366,973)
Other comprehensive loss	195,024	(981,042)
Total comprehensive loss	$(2,741,410)	$(1,348,015)

Condensed cash flow

	For the six months ended September 30,
	2024	2023
Net cash used in operating activities	$(236,355)	$(713,851)
Net cash used in investing activities	—	—
Net cash provided by financing activities	100,115	—
Net cash outflow	$(136,240)	$(713,851)

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE.

The parent company records its investment in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and their respective profit or loss as “Share of profit in subsidiaries and VIE” on the condensed statements of income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in subsidiaries and VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIE or is otherwise committed to provide further financial support. If the subsidiaries and VIE subsequently report net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

F-27